

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Jay S. Sidhu
Customers Bank
1015 Penn Avenue
Suite 103
Wyomissing, PA 19610

      Re: **Customers Bancorp, Inc.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed March 14, 2011
              File No. 333-166225

Dear Mr. Sidhu:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Michael Seaman
Special Counsel